20012711

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51356 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston (City) Texas (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – If individual, state last, first, middle name)

SEC Mail Processing

488 Madison Avenue, Suite 300 (Address) New York (City) NY (State) 10022 (Zip Code)

MAR 24 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.19a-5(e)(2).*

## OATH OR AFFIRMATION

I, Philip F. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NEXT Financial Group, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

JOHN T. UNGER
Notary Public, State of Texas
Comm. Expires 01-16-2023
Notary ID 711938

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**NEXT FINANCIAL GROUP, INC.**

CONTENTS

Crowe

**Crowe LLP**
Independent Member Crowe Global

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying NEXT Financial Group, Inc.'s Exemption Report in which (1) NEXT Financial Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NEXT Financial Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) NEXT Financial Group, Inc. stated that NEXT Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception. NEXT Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NEXT Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
March 20, 2020

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2019

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 2,147,567 |
| Receivable from broker-dealers and clearing organizations | 4,752,218 |
| Right-of-use asset | 396,652 |
| Securities owned at market value | 4,909 |
| Property and equipment, net | 99,648 |
| Loans receivable – salesmen, net | 1,748,833 |
| Receivable – related party | 5,133 |
| Deferred tax benefit | 612,000 |
| Other assets | 884,015 |
| Total Assets | $ 10,650,975 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 2,799,186 |
| Commissions payable | 1,685,390 |
| Payable – related party | 309,882 |
| Income taxes payable – related party | 62,000 |
| Operating lease liability | 468,845 |
| Total liabilities | 5,325,303 |
| Stockholder's equity: | |
| Common stock, 5,000 shares authorized with $.01 par value, 5,000 shares issued and outstanding | 50 |
| Additional paid-in capital | 6,203,961 |
| Accumulated deficit | (878,339) |
| Total stockholder's equity | 5,325,672 |
| Total Liabilities and Stockholder's Equity | $ 10,650,975 |

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Operations
For the Year Ended December 31, 2019

| | |
|---|---|
| Revenues: | |
| Commissions income | |
| Sales commission | $ 27,612,804 |
| Trailing commission | 21,488,837 |
| Investment advisory fees | 35,798,018 |
| Other revenue | |
| Sponsor revenue | 681,662 |
| Transaction revenue | 3,824,990 |
| Other revenue | 1,167,042 |
| Interest income | 1,687,335 |
| Total revenues | 92,260,688 |
| Expenses: | |
| Salaries and other employment | 9,023,790 |
| Commissions and clearance | 74,846,761 |
| Communications | 385,123 |
| Occupancy and equipment | 746,203 |
| Promotional | 3,138,680 |
| Regulatory fees and expenses | 389,373 |
| Other expenses | 5,705,664 |
| Depreciation and amortization | 74,605 |
| Total expenses | 94,310,199 |
| Net loss before income taxes | (2,049,511) |
| Income tax benefit | 295,164 |
| Net loss | $ (1,754,347) |

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

| | Common Stock Shares Issued | Common Stock | Additional Paid-In Capital | Accumulated Earnings/Deficit | Total |
|---|---|---|---|---|---|
| Balance at January 1, 2019 | 5,000 | $ 50 | $ 4,569,117 | $ 876,008 | $ 5,445,175 |
| Net loss | 0 | 0 | 0 | (1,754,347) | (1,754,347) |
| Capital contribution | 0 | 0 | 1,634,844 | 0 | 1,634,844 |
| Balance at December 31, 2019 | 5,000 | $ 50 | $6,203,961 | $(878,339) | $ 5,325,672 |

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (1,754,347) |
| Adjustments to reconcile net income / (loss) to net cash provided (used) by operating activities: | |
| Depreciation and amortization | 74,605 |
| Deferred income taxes | (404,924) |
| (Increase) decrease in assets: | |
| Receivables from broker-dealers and clearing organizations | 1,108,099 |
| Receivable – related party | 137,865 |
| Other assets | 647,293 |
| Marketable securities | (4,909) |
| Increase (decrease) in liabilities: | |
| Accounts payable and accrued expenses | 809,410 |
| Commissions payable | (40,306) |
| Operating lease liability | (705,661) |
| Net cash provided (used) by operating activities | (132,875) |
| **Cash flows from investing activities:** | |
| Loans made to salesmen | (613,200) |
| Loan payments received from salesmen | 377,395 |
| Purchases of property and equipment | (29,402) |
| Net cash provided (used) by investing activities | (265,207) |
| **Cash flows from financing activities:** | |
| Capital contributions | 1,634,843 |
| Net cash provided (used) by financing activities | 1,634,843 |
| Net increase/decrease in cash and cash equivalents | 1,236,761 |
| Cash and cash equivalents at beginning of year | 910,806 |
| Cash and cash equivalents at end of year | $ 2,147,567 |
| **Supplemental Disclosure of Cash Flow Information** | |
| Lease liabilities arising from obtaining right-of-use assets | 1,174,506 |
| Cash paid during the year for interest | 154,715 |
| Cash paid during the year for taxes | 44,463 |

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

**Nature of Operations and Basis of Presentation**

NEXT Financial Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Virginia corporation. The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

The Company is a wholly-owned subsidiary of NEXT Financial Holdings, Inc. ("Holdings"). Holdings is a wholly-owned Subsidiary of AWS 5, Inc., subsidiary of Atria Wealth Solutions, Inc. Next Financial Holdings, Inc. and subsidiaries (including Next Financial Group Inc.) was purchased by Atria Wealth Solutions, with the closing on May 31, 2019.

**Cash and Cash Equivalents**

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

**Receivable from Broker-Dealers and Clearing Organizations**

Receivables from broker-dealers and clearing organizations primarily consist of commission and transaction related receivables. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable incurred credit losses, determined using historical write-off experience and specific facts. There was no allowance for doubtful accounts at December 31, 2019

**Loans Receivable - Salesmen**

The Company advances funds to its registered representatives as determined necessary by management. The advances consist of pass through expenses, which are generally recouped upon the following commission payment cycle, and loans which are repaid with interest over periods of up to three years. Interest earned on the loans is recorded on a monthly basis. Loans receivable are generally repaid through the following commission payment cycles and are generally considered past due upon termination of the registered representative's employment. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Other loans to salesmen consist mostly of advances to employee and registered representatives that are generally collected within less than three months. As of December 31, 2019, the Company had recorded an allowance for doubtful accounts of $42,714 against these receivables. Forgivable loans to registered representatives are forgiven based on continued services and are amortized to expense over a straight line method over the respective term of the loans, which generally range from 4 to 5 years.

**Property and Equipment**

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The costs of leasehold improvements are capitalized and such costs are amortized on a straight-line basis over the shorter of their estimated useful lives or lease term, as applicable.

Note 1 - Summary of Significant Accounting Policies, continued

**Other Assets**

Other assets consist primarily of prepaid expenses. Prepaid expenses are carried at cost and are expensed over the period of time to which they relate, generally less than one year.

**Securities Owned**

Securities owned and securities sold, not yet purchased are carried at fair market value in accordance with the *Fair Value* Topic of the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"). Increases or decreases in net unrealized appreciation or depreciation of investments are credited or charged to operations. The fair values of marketable securities are based on publicly available, unadjusted quoted prices in active markets (Level 1 inputs as defined in the *Fair Value* Topic of the FASB ASC).

**Revenue Recognition**

Revenue from contracts with customers under ASC 606 include commission income, investment advisory fees, sponsor revenue, transaction revenue and other revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Commission Revenue*

Commissions

The Company buys and sells securities with or on behalf of its customers. Each time a customer enters into a buy or sells transaction, the Company charges a commission. The Company's performance obligation with respect to commission trades is to execute a trade order once entered. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trade modifications are treated as a new standalone transaction. Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized on the same day.

The Company enters arrangements with investment funds to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company incurred minimal costs to obtain these contracts.

*Investment Advisory Fees*

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. As such, consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market movements. Revenues are recognized and accrued when the constraint has been removed.

*Sponsor revenue*

The Company has selling group agreements with product sponsors to provide training support to representative and support programs. The Company provides these services on a daily basis. The Company believes the performance obligation is satisfied over time because the product sponsor is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a rate applied to total product sales or assets. As the value of product sponsor assets or sales volume are susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. Revenues are recognized and accrued when the constraint has been removed.

*Transaction revenue*

The Company has service agreements to provide operational, marketing, technology services and administrative support to independent representatives and other broker dealers. The Company provides these services on a daily basis. The Company believes the performance obligation is satisfied over time because the independent representatives and other broker dealers are receiving and consuming the benefits as they are provided by the Company. Fees for these services are variable and calculated monthly and are therefore constrained. Revenues are recognized and accrued when the constraint has been removed.

*Other Revenue*

The Company has a formal revenue sharing agreement with the Clearing Agent in which the Company receives referral fees from bank deposit sweep fees earned on underlying financial instruments owned by the Company's clients. The revenue sharing fee paid by the Clearing Agent is calculated as a percentage of the average daily net assets in the bank deposit sweep program. The performance obligation for ongoing fees from the Clearing Agent is based upon the Company's clients continuing to maintain balances in the bank sweep program. The sweep agreements do not have a fixed duration other than overnight and can be terminated at any time by either party. As such, the performance obligation is satisfied each day and revenue is recognized.

The Company has other income which includes insurance fee income, set up and conversion fee income, registration and compliance administrative charges. Other revenue is recognized over time (or at the point in time) when the Company satisfies its performance obligations.

Note 1 - Summary of Significant Accounting Policies, continued

*Interest Income*

The Company earns interest income from client margin accounts and cash equivalents. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

*Adoption of New Accounting Standards*

On January 1, 2019, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. We adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply practical expedients, including carry-over of historical lease determination and lease classification conclusions, carry-over of historical initial direct or existing leases, and accounting for lease and non-lease components in contracts in which the Company is a lessee as a single component.

Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $963,224, and operating lease liabilities of $1,132,854, as of January 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's estimated borrowing rate as of the date of adoption. There was no material impact to the timing of expense or income recognition in the Company's Statement of Operations. Disclosures about the Company's leasing activities are presented in Note 6 – Leases.

***Advertising Costs***

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2019 were $34,193 and are reflected in promotional costs on the Statement of Operations.

***Income Taxes***

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the FASB ASC. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $1,591,523 and net capital requirements of $355,020. The Company's ratio of aggregate indebtedness to net capital was 3.35 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Property and Equipment

The classes of property and equipment are as follows:

| | |
|---|---|
| Furniture and fixtures | $ 402,001 |
| Computer equipment and software | 2,024,579 |
| Leasehold improvements | 366,656 |
| | 2,793,236 |
| Less: accumulated depreciation and amortization | (2,693,588) |
| | $ 99,648 |

Depreciation and amortization expense for the year ended December 31, 2019 was $74,605.

Note 4 - Loans Receivable – Salesmen

The Company has 21 unsecured promissory notes receivable from its registered representatives. The notes are generally payable within a year in equal monthly installments of principal plus interest at annual interest rates ranging from 0% to 7.75%. All of the outstanding notes mature at various times through 2020 and 2026. As of December 31, 2019, the Company had recorded $22,732 as an allowance for doubtful accounts against loans receivable – salesmen.

Note 5 - Income Taxes

Income tax expense (benefit) was as follows:

| | 2019 |
|---|---|
| Current expense | |
| Federal | $ 46,661 |
| State | 15,447 |
| Deferred expense | |
| Federal | (302,877) |
| State | (54,394) |
| Total | $(295,164) |

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. As of December 31, 2019, the Company had related-party payable of $62,000 for current income tax expense that is payable to Holdings.

Effective tax rates differ from the federal statutory rate of 21% for 2019 applied to net income before taxes due to the following:

| | 2019 |
|---|---|
| Federal statutory rate times net income | $(430,397) |
| Effect of: | |
| Regulatory settlements | 94,500 |
| Meals and entertainment | 61,869 |
| State taxes | (30,768) |
| Other | 9,932 |
| Total Benefit | $(295,164) |

Deferred income tax assets and liabilities consist of the following:

| | |
|---|---|
| Deferred tax assets: | |
| Accrued Liabilities | $ 578,754 |
| Accumulated depreciation | 33,246 |
| Total deferred tax assets | $ 612,000 |

The Company is no longer subject to examination by taxing authorities for years before 2016.

## Note 6 - Operating Leases

The Company leases office space in Houston, Texas. Rental expense is calculated on a straight-line basis. The lease began in August 2008, for a six-year term, with renewal options for two additional five-year terms. In January 2014, the Company amended its lease agreement to extend the lease term through August 31, 2020. The renewal provisions of the original lease remain in effect. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining no cancelable lease terms in excess of one year:

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As the lease does not provide an implicit rate, the Company used its incremental borrowing rate, the rate of interest to borrow on a collateralized basis for a similar term, at the lease commencement date. The Company utilized a discount rate of 5% in determining the lease liability on adoption at January 1, 2019.

The Company made a policy election to exclude the recognition requirements of ASU 2016-02 to short-term leases, those leases with original terms of 12 months or less. Short-term lease payments are recognized in the income statement on a straight-line basis over the lease term. Certain real estate leases may contain lease and non-lease components, such as common area maintenance charges, real estate taxes, and insurance, which are generally accounted for separately and are not included in the measurement of the lease liability since they are generally able to be segregated. The Company does not sublease any of its leased properties. There were no sale and leaseback transactions during the year ended December 31, 2019.

Future undiscounted lease payments, exclusive of renewal provisions, for operating lease with initial terms of one year or more and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the statement of financial condition as of December 31, 2019 is shown below:

| Year Ending December 31, | |
|---|---|
| 2020 | $ 477,679 |
| Total Future Undiscounted Payments | $ 477,679 |
| Discount Effect on cash flows | $ (8,834) |
| Lease liability (discounted) | $ 468,845 |

Operating lease cost for the year ended December 31, 2019 was $672,861 and is included in occupancy and equipment on the statement of operations. Total cash payments for lease commitments for 2019 was $705,662. The weighted-average remaining lease term on the operating leases was 0.7 years and the weighted-average discount rate on the operating leases was 5.0% as of December 31, 2019.

Note 7 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made matching contributions of $134,166 to the plan for the year ended December 31, 2019.

Note 8 - Concentration Risk

At December 31, 2019, and at various other times during the year then ended, the Company had cash balances in excess of federally insured limits.

Note 9 - Commitments and Contingencies

The Company has been named, along with other defendants, in proceedings and lawsuits incidental to its securities business. As of December 31, 2019, customers in these proceedings are seeking damages of approximately $16 million. Management intends to present a vigorous defense. The ultimate outcome of these proceedings and lawsuits cannot presently be determined. As of December 31, 2019, the Company has accrued approximately $2,220,000 related to these proceedings and lawsuits based on the analysis conducted by the Company and/or its attorneys as to the Company's potential exposure.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2019, management of the Company had not been notified by the clearing broker- dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 - Related Party Transactions

The Company is a wholly-owned subsidiary of Holdings, which in turn is owned by parent company AWS 5, Inc. At December 31, 2019, the Company had a payable to Holdings of $30,251 and a receivable from Holdings of 5,133, as well as a payable to parent company Atria Wealth Solutions, Inc. of $279,631, as reflected in Receivable – related parties and Payable – related parties on the Statement of Financial Condition, The Company and Holdings are under common control and the existence of that control may create operating results and financial position different than if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2019

**Schedule I**

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | | $ 5,325,672 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Receivable from broker-dealers and clearing organizations | $ 245,829 | |
| Property and equipment, net | 99,648 | |
| Loans receivable – salesmen | 1,748,833 | |
| Receivable – related party | 5,133 | |
| Deferred tax benefit | 612,000 | |
| Other assets | 884,015 | |
| Other deductions and/or charges: | | |
| Deficits in clearing account | 44,270 | (3,639,728) |
| Net capital before haircuts on securities positions | | 1,685,944 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2)): | | |
| Money market accounts | 65,137 | |
| Undue concentration | 29,284 | (94,421) |
| Net capital | | $ 1,591,523 |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Items included in statement of financial condition: | |
| Accounts payable and accrued expenses | $ 2,799,186 |
| Commissions payable | 1,685,390 |
| Income taxes payable | 62,000 |
| Payable- Related Party | 309,882 |
| Operating lease liability | 468,845 |
| Total aggregate indebtedness | $ 5,325,303 |

**Schedule I (continued)**

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 355,020 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 250,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 355,020 |
| Net capital in excess of required minimum | $ 1,246,824 |
| Ratio: Aggregate indebtedness to net capital | 3.35 to 1 |

**Reconciliation with Company's computation (included in the amended Part II of Form -17A-5 as of December 31, 2019**

| | |
|---|---|
| Net capital as reported in Company's Part II (unaudited) amended FOCUS Report | $1,632,061 |
| Income tax adjustments – increase in equity/net income | 257,770 |
| Deductions and/or charges | (298,308) |
| Net capital per above | $1,591,523 |
| | |
| Minimum net capital reported in the Company's Part II (unaudited) amended FOCUS Report | $ 352,318 |
| Income tax adjustments – increase to aggregate indebtedness | 40,538 |
| | 6.67% |
| Impact on minimum net capital | 2,702 |
| Minimum net capital per above | $ 355,020 |

**Schedule II**

NEXT FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

**EXEMPTIVE PROVISIONS**

The Company has claimed the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended

December 31, 2019

Crowe

Crowe LLP
Independent Member Crowe Global

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers and Stockholder
Houston, Texas

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information[3]**

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of NEXT Financial Group, Inc.'s financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2019.

New York, New York
March 20, 2020

NEXT financial group

Executing the power of vision, values and voice to change destinies

**NEXT FINANCIAL GROUP, INC.'s Exemption Report**

NEXT FINANCIAL GROUP, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) during the year ended December 31, 2019

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(kii) during the period from January 1, 2019 to December 31, 2019, without exception.

NEXT FINANCIAL GROUP, INC.
2500 Wilcrest Drive, Suite 620
Houston, TX 77042

I, Philip F. Smith, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature]

Title: Chief Financial Officer
February 27, 2020

Report of Independent Registered Public Accounting Firm

On the SIPC Annual Assessment

Required By SEC Rule 17a-5, and the SIPC Series 600 Rules

Year Ended December 31, 2019

Crowe

Crowe LLP
Independent Member Crowe Global

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers and Stockholder of NEXT Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by NEXT Financial Group, Inc. (the "Company") and SIPC, solely to assist you and the other specified party in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
March 20, 2020

**SIPC-7** (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7** (36-REV 12/18)

For the fiscal year ended 12.31.2019

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

**WORKING COPY**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2324********************MIXED AADC 220
51356 FINRA DEC
NEXT FINANCIAL GROUP INC
ATTN: FINANCE
2500 WILCREST DR STE 620
HOUSTON, TX 77042-2757

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Philip F Smith 713-333-4926

2. A. General Assessment (item 2e from page 2) — $ 68,609

B. Less payment made with SIPC-6 filed (exclude interest) — ( 34,481 )
08/14/2019
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 34,128

E. Interest computed on late payment (see instruction E) for______days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $ 34,128

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 34,128

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NEXT FINANCIAL GROUP, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 31 day of January , 20 20 .

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01.01.19
and ending 12.31.19

| Item No. | | Eliminate cents |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 92,260,688 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| (2) Net loss from principal transactions in securities in trading accounts. | | |
| (3) Net loss from principal transactions in commodities in trading accounts. | | |
| (4) Interest and dividend expense deducted in determining item 2a. | | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | |
| (7) Net loss from securities in investment accounts. | | |
| Total additions | | 92,260,688 |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | 45,244,037 |
| (2) Revenues from commodity transactions. | | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | 537,030 |
| (4) Reimbursements for postage in connection with proxy solicitation. | | |
| (5) Net gain from securities in investment accounts. | | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | 138,439 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | | |
| (Deductions in excess of $100,000 require documentation) | | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ 601,920 | |
| Enter the greater of line (i) or (ii) | | 601,920 |
| Total deductions | | 46,521,426 |
| 2d. SIPC Net Operating Revenues | | $ 45,739,262 |
| 2e. General Assessment @ .0015 | | $ 68,609 |
| | | (to page 1, line 2.A.) |